UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*


                                   JVWEB, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    466259207
                                 (CUSIP Number)

                               Randall W. Heinrich
                           8 Greenway Plaza, Suite 818
                              Houston, Texas 77046
                                  713-951-9100
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 22, 2002
             (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                               CUSIP No. 466259207
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     1)           Names of Reporting Person.

                  Pierre Cote

                  I.R.S. Identification Nos. of above persons (entities only).


________________________________________________________________________________
    2)           Check the  Appropriate Box if a Member of a Group
                 (See Instructions)

                                                       (a) [ ]
                                                       (b) [ ]
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     3)           SEC Use Only
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     4)  Source of Funds:
                           OO
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     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
                           N/A
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     6)  Citizenship or place of Organization:
                           UNITED STATES
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                  (7)      Sole Voting Power
Number of                  3,163,549
Shares
Bene- __________________________________________________________________________
ficially          (8)      Shared Voting Power
owned by                       -0-
Each
Report- ________________________________________________________________________
ing Person        (9)      Sole Dispositive Power
With                       3,163,549
--------------------------------------------------------------------------------
                  (10)     Shared Dispositive Power
                                        -0-
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         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                           3,163,549
--------------------------------------------------------------------------------
         12)      Check if the Aggregate Amount in Row (11) excludes certain shares:
                           N/A
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         13)      Percent of Class Represented by Amount in Box (11):
                                    20.0%
--------------------------------------------------------------------------------
         14)      Type of Reporting Person
                                    IN

ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock") issued by JVWeb, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 2555 Clovis Ave., Suite E, Clovis, California 93612.

ITEM 2.  Identity and Background

         This Statement is being filed by Pierre Cote (the "Reporting Person"), whose principal business address is 2555 Clovis Ave., Suite E, Clovis, California 93612. The Reporting Person is principally engaged as the Chairman of the Board of Directors of the Company. The Reporting Person is a United States citizen. During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         On February 27, 2002, (a) the Company, (b) IQB Acquisition Corporation, a newly-formed, wholly-owned Delaware subsidiary of the Company (the "Subsidiary"), (c) IQ Biometrix California, Inc., a California corporation ("IQB"), and the Reporting Person, Sylvie Lariviere and Eric McAfee, each a shareholder of IQB (individually, a "Shareholder," and collectively, the "Shareholders") entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provided for the merger (the "Merger") of IQB with and into the Subsidiary, with the Subsidiary being the surviving corporation and adopting the new corporate name of "I.Q. Biometrix Operations, Inc." In connection with the Merger, the former shareholders of IQB received an aggregate of 13,054,196 shares of the common stock, par value $.01 per share, of the Company (the "Common Stock"). These shares constitute approximately 80% of the shares of Common Stock outstanding after the completion of the Merger. The Merger was completed on March 22, 2002. The outstanding shares of IQB common stock owned by the Reporting Person were converted into an aggregate of 3,163,549 shares of Common Stock, which constituted approximately 20.0% of the outstanding Common Stock immediately after the completion of the Merger. A copy of the Merger Agreement is filed as an exhibit hereto and is incorporated herein by reference.

ITEM 4.  Purpose of Transaction

         The Reporting Person acquired the shares of Common Stock that are the subject of this Schedule 13D in connection with the Merger. As a former director and shareholder of IQB, the Reporting Person approved the Merger so that the business of IQB could thereafter be conducted through a publicly traded company.

         In connection with the Merger, the following events occurred:

         1. The number of directors constituting the Board of Directors of the Company was expanded from two to four, and the Reporting Person and Eric McAfee were elected to the Board of Directors of the Company to fill the two newly-created vacancies.

         2. Greg J. Micek resigned as President of the Company, and Lewis Ball resigned as the Treasurer and Secretary of the Company.

         3. The following persons were elected to the one or more offices of the Company set forth opposite their respective names below as the Company's new slate of officers:

                  Pierre Cote                    Chairman of the Board
                  Eric McAfee                    Vice Chairman of the Board
                  Richard Thompson               Chief Executive Officer
                  Greg Micek                     Executive Vice President and
                                                    Chief Financial Officer
                  Sylvie Lariviere               Executive Vice President -
                                                     Marketing
                  Case Lawrence                  General Counsel & Secretary
                  Paul Schroeder                 Treasurer & Controller

         4. The Shareholders entered into a Voting Agreement (the Voting Agreement") in favor of Greg J. Micek, pursuant to which they agreed, for two years after the Merger, to use their best efforts to maintain the number of directors on the Board at seven and to vote all of their shares of Common Stock to elect Mr. Micek or his nominee to the Board. A copy of the Voting Agreement is filed as an exhibit hereto and is incorporated herein by reference. The Shareholders and Mr. Micek have also agree to elect the Reporting Person and Lance Heflin to the Board, as well as two additional persons upon whom they will agree.

         5. Lewis Ball agreed to resign from his seat on the Board of Directors of the Company promptly after the Company has fully complied with Rule 14f-1 under the Securities Exchange Act of 1934.

         6. The Company now proposes to changes its corporate name to "I.Q. Biometrix, Inc."

         After Mr. Ball resigns from his seat on the Board of Directors of the Company, the Board of Directors of the Company expects to increase the number of directors constituting the Board of Directors of the Company from four to five and to elect Sylvie Lariviere and Lance Heflin to fill the vacancies created by such resignation and increase. Like all of the Company directors, Ms. Lariviere and Mr. Heflin will (if so elected) serve as such until the next annual meeting of the stockholders, and until their respective successors have been duly elected and qualified. Ms. Lariviere and Mr. Heflin have consented to serve as directors of the Company if so elected.

         The Reporting Person intends to hold for investment all of his shares of Common Stock, and does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company, or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) (except as otherwise discussed above) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) (except as otherwise discussed above) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Person may determine to change his investment intent with respect to the Company at any time in the future. In reaching any conclusion as to his future course of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Person may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of his holdings of shares of Common Stock or change his intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of the Issuer

         The Reporting Person directly owns 3,163,549 shares of Common Stock. He has no other beneficial ownership of any shares of Common Stock. Except for the shares acquired pursuant to the Merger as described in Item 3 above, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Shareholders entered into a Voting Agreement (the Voting Agreement") in favor of Greg J. Micek, pursuant to which they agreed, for two years after the Merger, to use their best efforts to maintain the number of directors on the Board at seven and to vote all of their shares of Common Stock to elect Mr. Micek or his nominee to the Board. A copy of the Voting Agreement is filed as an exhibit hereto and is incorporated herein by reference. The Shareholders and Mr. Micek have also agree to elect the Reporting Person and Lance Heflin to the Board, as well as two additional persons upon whom they will agree. In addition, the information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits

         (a) Agreement and Plan of Merger dated February 27, 2002 by and among (a) the Company, (b) IQB Acquisition Corporation, a newly-formed, wholly-owned Delaware subsidiary of the Company,
                  (c) IQ Biometrix California, Inc., a California corporation, and (d) the Reporting Person, Sylvie Lariviere and Eric McAfee.

         (b) Voting Agreement dated February 27, 2002 executed by the Reporting Person, Sylvie Lariviere and Eric McAfee in favor of Greg J. Micek.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2002

/S/               Pierre Cote
-----------------------------------------------------------

Name/Title___________________________________

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).